UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*


                        Global Telecom & Technology, Inc.
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                (formerly, Mercator Partners Acquisition Corp.)
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    378979108
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                                 (CUSIP Number)


                               J. Carlo Cannell
                              Cannell Capital, LLC
                       P.O. Box 3459, 240 E. Deloney Ave.,
                               Jackson, WY 83001
                                 (415) 835-8300
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2007
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           Potential persons who are to respond to the collection of
         information contained in this form are not required to respond unless the form displays a current valid OMB control number.

Cusip No.      378979108
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):

                      J. Carlo Cannell
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)
         (b) [X]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  WC/OO
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5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):
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6.  Citizenship or Place of Organization:  United States
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    Number of                      7. Sole Voting Power:              3,836,016*
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                    0*
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:         3,836,016*
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:               0*
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:     3,836,016*
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):
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13. Percent of Class Represented by Amount in Row (11):     22.9%*
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14. Type of Reporting Person (See Instructions):   IN
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*  On  December  31,  2007  (the  "Reporting  Date"),  the  investment  advisory agreements  by and  between  (i) Cannell  Capital  LLC (the  "Adviser")  and The
Cuttyhunk Fund Limited ("Cuttyhunk"), and (ii) the Adviser and TE Cannell Portfolio, Ltd. ("TEC") expired. Prior to the effective date of expiration, Cuttyhunk and TEC owned in the aggregate 4,170,581 shares of common stock, par value $0.0001 per share (the "Shares") of Global Telecom & Technology, Inc. (the "Company"). In connection with the expiration of the investment advisory agreements by and between the Adviser and each of Cuttyhunk and TEC, the Adviser will liquidate the Shares held by Cuttyhunk and TEC. As of December 31, 2007, Anegada Master Fund Limited ("Anegada") and Tonga Partners, L.P. ("Tonga" and collectively with Anegada, the "Funds") owned in the aggregate (i) 1,612,016 shares of common stock, par value $0.0001 per share of Global Telecom & Technology, Inc. (ii) 1,402,100 Class W warrants, each exercisable to purchase one Share as of October 16, 2006, and (iii) 821,900 Class Z warrants, each exercisable to purchase one Share as of October 16, 2006. Cannell Capital LLC acts as the investment adviser to Anegada and is the general partner of and investment adviser to Tonga. Mr. J. Carlo Cannell is the sole managing member of the Adviser. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell is deemed to beneficially own 3,836,016 Shares, or approximately 22.9% of the Shares deemed issued and outstanding as of the Reporting Date.

Item 2.   Identity and Background.
          -----------------------

          The person filing this report is J. Carlo Cannell, whose business address is Cannell Capital LLC, P.O. Box 3459, 240 E. Deloney Ave., Jackson, WY 83001. Mr. Cannell is the sole managing member of Cannell Capital LLC (the "Adviser"). The Adviser acts as the investment adviser to Anegada Master Fund Limited, a Cayman Islands limited company ("Anegada"), and is the general partner of and investment adviser to Tonga Partners, L.P., a Delaware limited partnership ("Tonga" and, collectively with Anegada, the "Funds"). Mr. Cannell is the sole managing member of the Adviser.

          Mr. Cannell has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Cannell is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All of the funds used in making the purchase of the securities described in Item 5 of this Schedule 13D, as amended, came from the working capital of the Funds. The Funds have invested an aggregate amount of $8,559,450 in the Shares or securities convertible or exercisable into Shares.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based on information set forth in the Company's Form S-1 as filed with the Securities and Exchange Commission on January 14, 2008, there were 14,479,678 Shares issued and outstanding as of December 31, 2007. As of December 31, 2007 (the "Reporting Date"), the Funds owned in the aggregate (i) 1,612,016 Shares, (ii) 1,402,100 Class W warrants, each exercisable to purchase one Share as of October 16, 2006, and (iii) 821,900 Class Z warrants, each exercisable to purchase one Share as of October 16, 2006. The Adviser acts as the investment adviser to Anegada and is the general partner of and investment adviser to Tonga. Mr. J. Carlo Cannell is the sole managing member of the Adviser.

          (a) As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell is deemed to beneficially own 3,836,016 Shares, or approximately 22.9% of the Shares deemed outstanding as of the Reporting Date.

          (b) Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds.

          (c) The following table details the transactions during the sixty days on or prior to the Reporting Date, or since the most recent filing on Schedule 13D, in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Cannell or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction).


                                   (Purchases)
                                      None.


                                     (Sales)
                                      None.

(d) Not applicable.

(e) Not applicable.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 20, 2008


                                                   /s/ J. Carlo Cannell
                                                   -----------------------------
                                                   J.   Carlo   Cannell  in  his
                                                   capacity   as  the   Managing
                                                   Member  of  Cannell   Capital
                                                   LLC,  investment  adviser  to
                                                   Anegada  Master Fund  Limited
                                                   and the  general  partner of,
                                                   and  investment   adviser  to
                                                   Tonga Partners, L.P.


  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).